UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

GRAN TIERRA ENERGY INC.
(Name of Issuer)

Common Stock, US$0.001 par value per share
(Title of Class of Securities)

38500T101
(CUSIP Number)

Supriya Kapoor
2 Bloor Street East, Suite 3000
Toronto, Ontario M4W 1A8
(647) 724-8900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38500T101	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
WEST FACE CAPITAL INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	17,378,764

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	17,378,764

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,378,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.97%

14	TYPE OF REPORTING PERSON
CO, OO

CUSIP No. 38500T101	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
GREGORY A. BOLAND

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0

	8	SHARED VOTING POWER	17,378,764

	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	17,378,764

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,378,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.97%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D

Page 4 of 7 Pages
Item 1.	Security and Issuer

This Amendment No. 5 to Schedule 13D is being filed by West Face Capital Inc. (“West Face”) and Gregory A. Boland (“Mr. Boland”) (collectively, the “Reporting Persons”), pursuant to §240.13d-2(a), to amend the Schedule 13D filed on April 21, 2015 (“Initial Schedule 13D”) as amended by Amendment No. 1 filed on May 11, 2015, Amendment No. 2 filed on June 3, 2015, Amendment No. 3 filed on December 24, 2015 and Amendment No. 4 filed on January 29, 2016 (each Amendment together with the Initial Schedule 13D, the "Amended Schedule 13D") relating to the Common Shares, $0.001 par value (the “Shares”), of Gran Tierra Energy Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 200, 150 13 Avenue S.W., Calgary, Alberta, Canada T2R 0V2. Except as set forth below, all Items of the Amended Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 of this Amendment No. 5 is incorporated by reference herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 1, 2016, the Reporting Persons acquired $8,000,000 of the Company’s 5.00% Convertible Senior Notes due 2021 (the “Notes”).  The Notes are convertible at the holder’s option at any time prior to the close of business on the business day immediately preceding the April 1, 2021 maturity date. Upon conversion, the Company will deliver for each $1,000 principal amount of converted Notes a number of Shares at a conversion rate initially set at 311.4295 Shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $3.21 per Share).  Additional information on the Notes is available in the Indenture dated as of April 6, 2016, filed as Exhibit 4.1 to the current report on Form 8-K filed by the Company on April 6, 2016, which is incorporated herein by reference.

On July 8, 2016, the Company issued 57,835,134 subscription receipts (the “Receipts”), in a private placement, at a price of $3.00 per Receipt, to certain directors and executive officers of the Company and certain institutional investors.  In connection with this private placement of Receipts, the Reporting Persons acquired 2,900,000 Receipts.  Each Receipt provides the holder the right to receive one Share upon satisfaction of the Escrow Release Condition (defined in the current report on Form 8-K filed by the Company on July 14, 2016) on or before 5:00 p.m. (Toronto time) on October 31, 2016.  On August 23, 2016, the Escrow Release Condition was satisfied and the Reporting Persons received 2,900,000 Shares in exchange for its Receipts.  Additional information on the Receipts is available in the Subscription Receipt Agreement dated as of July 8, 2016, filed as Exhibit 4.1 to the current report on Form 8-K filed by the Company on July 14, 2016, which is incorporated herein by reference.

In connection with the private placement of the Receipts, the Company agreed to enter into registration rights agreements with each of the Receipt subscribers.  The form of this registration rights agreement is filed as Exhibit 4.2 to the current report on Form 8-K filed by the Company on July 14, 2016, and is incorporated herein by reference.

SCHEDULE 13D

Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    Each of West Face and Mr. Boland may be deemed to be the beneficial owner of 17,378,764 Shares (approximately 4.97% of the total number of Shares outstanding), which includes 2,492,212 Shares which may be acquired upon conversion of the Notes held by the Reporting Persons.  This figure is based on a total of 349,650,414 Shares outstanding, which is the sum of (i) the 289,322,888 Shares outstanding on August 2, 2016, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on August 8, 2016, (ii) the 57,835,314 Shares issued by the Company in a private placement upon satisfaction of conditions on August 23, 2016, as reported in the Company’s current report on Form 8-K filed with the SEC on August 29, 2016, and (iii) pursuant to Rule 13d-3(d)(1) under the Act, the 2,492,212 Shares issuable by the Company upon conversion of the Notes held by the Reporting Persons.

(b)    Each of West Face and Mr. Boland may be deemed to have shared voting power and shared dispositive power over the 17,378,764 Shares they may be deemed to beneficially own.

(c)    A description of the transactions in the Shares by the Reporting Persons during the past 60 days  is included in Exhibit O.

(d)    An affiliated fund for which West Face serves as investment manager is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

(e)    As of October 6, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 of this Amendment No. 5 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit O:                      Schedule of Transactions

SCHEDULE 13D

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2016

WEST FACE CAPITAL INC.

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland, President and Chief Executive Officer of West Face Capital Inc.

GREGORY A. BOLAND

By:	/s/ Supriya Kapoor
Name:	Supriya Kapoor
Title:	Attorney-in-fact for Gregory A. Boland

SCHEDULE 13D

Page 7 of 7 Pages

EXHIBIT O

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Price per Share	How Transaction Effected
West Face Long Term Opportunities Global Master L.P.	8/23/2016	Purchase	2,900,000	(1)	Private Placement
West Face Long Term Opportunities Global Master L.P.	9/30/2016	Sale	500,000	$3.0090(2)	Open Market
West Face Long Term Opportunities Global Master L.P.	10/03/2016	Sale	700	$3.00	Open Market
West Face Long Term Opportunities Global Master L.P.	10/04/2016	Sale	11,300	$3.0031(3)	Open Market
West Face Long Term Opportunities Global Master L.P.	10/05/2016	Sale	1,000,000	3.026985(4)	Open Market
West Face Long Term Opportunities Global Master L.P.	10/06/2016	Sale	988,000	$3.099449(5)	Open Market

1.	As described in greater detail in Item 4 of this Amendment No. 5, these Shares were acquired in exchange for 2,900,000 Receipts held by the Reporting Persons.

2.
This price reflects an average weighted price. The actual prices for these transactions range from $3.00 to $3.0450 inclusive, per Share. The Reporting Persons further undertake to provide upon request by the Commission staff, the Company, or a security holder of the Company, full information regarding the number of Shares sold at each separate price with the range set forth in the footnotes (1) through (5) to this Schedule 13D.

3.	This price reflects an average weighted price. The actual prices for these transactions range from $3.003 to $3.005, inclusive.

4.	This price reflects an average weighted price. The actual prices for these transactions range from $3.00 to $3.0750, inclusive.

5.	This price reflects an average weighted price. The actual prices for these transactions range from $3.01 to $3.14, inclusive.